UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2019

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On May 13, 2019, Galmed Pharmaceuticals Ltd. (the “Company”), held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on all proposals (other than Proposal No. 6) described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on April 4, 2019, and were approved by the shareholders of the Company with the requisite majority in accordance with the Israeli Companies Law, 5759-1999. Proposal No. 6 included in the foregoing proxy statement was removed from the agenda of the Meeting and no vote was held thereon.

The information contained this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and its Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALMED PHARMACEUTICALS LTD.

Date: May 13, 2019	By:	/s/ Allen Baharaff
Allen Baharaff President and Chief Executive Officer